UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D*

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

eDiets.com, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

280597105

(CUSIP Number)

Gregg S. Lerner, Esq.

Friedman Kaplan Seiler & Adelman, LLP

1633 Broadway, 46th Floor

New York, NY 10019-6708

(212) 833-1110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 280597105	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

David R. Humble
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

513,608[1]
8 SHARED VOTING POWER

-0-
9 SOLE DISPOSITIVE POWER

513,608[1]
10 SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

513,608[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%[2]
14	TYPE OF REPORTING PERSON*

IN

[1]	Consists of 260,064 shares held directly and 253,544 shares issuable upon exercise of stock options that are currently exercisable or become exercisable within sixty (60) days.
[2]	Based upon 23,971,355 shares of common stock outstanding plus the Reporting Person’s stock options for 253,544 shares that are currently exercisable or become exercisable within sixty (60) days.

Page 2 of 5 Pages

This Amendment No. 1 (the “Amendment”) amends the Statement on Schedule 13D (the “Schedule 13D”) of David R. Humble filed on May 23, 2006, relating to the common stock, $0.001 par value per share (the “Shares”), of eDiets.com, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 2. Identity and Background

Item 2 is amended and supplemented by addition of the following:

As a result of the sale by the Reporting Person of the Subsequent Shares (as defined in Item 4 below) to Prides Capital Fund I, L.P. (“Prides”) and completion of the transactions contemplated by the Purchase Agreement (as defined in Item 4 below), including a Voting Agreement entered into in connection therewith, the “group” within the meaning of Section 13D of the Act and the rules promulgated thereunder which the Reporting Person and Prides may be deemed to have formed on May 15, 2006 is dissolved.

Item 4. Purpose of Transaction

Item 4 is amended and supplemented by addition of the following:

Pursuant to the Securities Purchase Agreement, dated as of May 15, 2006 (the “Purchase Agreement”), by and between the Reporting Person and Prides, on August 1, 2006 the Reporting Person sold an additional 4,287,136 Shares (the “Subsequent Shares”) to Prides following stockholder approval of such sale at the special meeting of the Issuer’s stockholders held on July 27, 2006. The purchase price for the Subsequent Shares is $5.05 per Share plus an additional amount per Share (not to exceed $2.45) equal to 80% of the excess over $6.00 of the volume weighted average price of the Shares during the 30 trading days following an announcement or disclosure, if any, during the six months after May 15, 2006 of one of a number of different types of transactions, with such additional amount to be payable upon consummation of such announced or disclosed transaction. Pursuant to the Purchase Agreement, the Reporting Person had sold Prides 2,712,864 Shares on May 15, 2006 at a purchase price of $5.05 per Share.

Following the sale of the Subsequent Shares to Prides, the Reporting Person resigned as Chairman of the Board and as a director of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 is amended as follows:

(a), (b) Based on (i) the Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2006 disclosing the outstanding Shares as of May 2, 2006 and (ii) the additional 1,683,168 newly issued Shares purchased by Prides on May 15, 2006 and 297,030 newly issued Shares

Page 3 of 5 Pages

purchased by Prides on August 1, 2006, there are 23,971,355 Shares issued and outstanding. The Reporting Person beneficially owns a total of 513,608 Shares (253,544 of which are pursuant to stock options granted by the Issuer which are currently exercisable or become exercisable within sixty (60) days), representing 2.1% of the sum of the outstanding Shares plus, pursuant to Rule 13d-3(d)(1), the Shares issuable upon exercise of the above-mentioned options.

(c) Except for the transactions described in Item 4, the Reporting Person has not engaged in any transactions involving the Shares in the past 60 days.

(d) Not applicable.

(e) On August 1, 2006, the Reporting Person ceased to be the beneficial owner of more than 5% of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is amended as follows:

Except for stock options from the Issuer for a total of 260,634 Shares (253,544 of which are currently exercisable or become exercisable within 60 days) the Reporting Person is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2006

/s/ David R. Humble
David R. Humble

Page 5 of 5 Pages